[redacted]

14046593

KW 3/10/14

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2014
WASH., D.C.
191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLAYTON, LOWELL & CONGER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2123 MAIN STREET
(No. and Street)

NEW WOODSTOCK	NY	13122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEIGH GARBER (315) 662-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, LEIGH GARBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLAYTON, LOWELL & CONGER, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NP State of NY
County Orange
02MC6260186
4/02/16

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CLAYTON, LOWELL & CONGER, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
of Clayton, Lowell & Conger, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Clayton, Lowell & Conger, Inc. (a New York corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clayton, Lowell & Conger, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, II and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, II and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, II and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 24, 2014

CLAYTON, LOWELL CONGER, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 15,420
Deposits with clearing organizations	50,094
Receivable from clearing organization	19,497
Receivable from noncustomers	91,430
Furniture,equipment and leasehold improvements, at cost less, accumulated depreciation of $366,695	132,824
Land	5,000
Deferred tax asset	6,964
Investment in affiliate	1,053,525
Total Assets	$ 1,374,754

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 19,764
Payable to bank	15,776
Deferred state tax liability	1,838
Income taxes payable	12,870
Total Liabilities	50,248
Stockholders' Equity	
Common stock, no par value, shares authorized 200; 181 issued and outstanding shares	107,887
Additional paid-in-capital	115,650
Retained earnings	1,100,969
Total Stockholders' Equity	1,324,506
Total Stockholders' Equity and Liabilities	$ 1,374,754

The accompanying notes are an integral part of these financial statements.

CLAYTON, LOWELL CONGER, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Trading profits	$ 1,862,422
Interest and dividends	50,986
Other income	-
	1,913,408
Expenses:	
Employee compensation and benefits	1,120,766
Communications and clearing costs	218,337
Occupancy	100,563
Taxes, other than income taxes	242,992
Other expenses	177,803
	1,860,461
Income Before Income Taxes	52,947
Provision for Income Taxes	45,016
Net Income	$ 7,931

The accompanying notes are an integral part of these financial statements.

CLAYTON, LOWELL CONGER, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of year	$ 107,887	$ 115,650	$ 1,090,623	$ 1,314,160
Prior period adjustment			2,415	2,415
Net Income			7,931	7,931
Balance at year end	$ 107,887	$ 115,650	$ 1,100,969	$ 1,324,506

The accompanying notes are an integral part of these financial statements.

CLAYTON, LOWELL CONGER, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:		
Net income		$ 7,931
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	$ 26,886	
Prior period adjustment	2,415	
Deferred taxes	5,511	
(Increase) decrease in operating assets:		
Decrease in receivable from clearing organization	40,531	
Decrease in prepaid expenses	11,333	
Increase (decrease) in operating liabilites:		
Decrease in accounts payable, accrued expenses	(43,915)	
Decrease in payable to bank (overdraft)	(10,565)	
Decrease in income taxes payable	(1,894)	
Total adjustments		30,302
Net cash provided (used) by operating activities		38,233
Cash flows from investing activities		
Purchase of furniture,equipment and leasehold improvements	$ (1,030)	
Capital contributions to affiliated company	(31,500)	
Net cash used by investing activities		(32,530)
Cash flows from financing activities		
None	-	
Net cash provided (used) by financing activities		-
Net increase in cash		5,703
Cash at beginning of the year		9,717
Cash at end of the year		$ 15,420

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ 1,144
Income tax payments	$ 32,377

The accompanying notes are an integral part of these financial statements.

CLAYTON, LOWELL & CONGER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was incorporated in New York on September 22, 1997. It serves as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Fixed Assets

Furniture, equipment and leasehold improvements are recorded at cost. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes over their estimated useful lives ranging from 5 to 15 years. For the period ended December 31, 2013 depreciation expense was $26,886.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not a market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Marketable securities at December 31, 2013 were $0.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Compensated Absences

Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service, and other factors. Future compensation is prorated based upon employment for the upcoming year. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Clearing Agreements
All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. All customer related balances are carried on the books of the clearing agents.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all money markets and highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Management's Review for Subsequent Events
Management had evaluated subsequent events through February 26, 2013, the date which the financial statements were available to be issued.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $34,763 at December 31, 2013, which exceeded required net capital of $5,000 by $29,763. The ratio of aggregate indebtedness to net capital at December 31, 2013 was 144.5%.

NOTE 3- TAXES ON INCOME

Taxes on income consist of the following:

	Federal	State	Total
Current	$31,645	$7.860	$39,505
Deferred	5,531	(20)	5,511
	$37,176	$ 7,840	$45,016

Current State taxes due as of December 31, 2013 were $5,519. Federal taxes due as of December 31, 2013 were $7,351 and included in the current Federal taxes above.

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carryforwards while deferred tax liabilities are recorded to reflect taxable temporary differences.

NOTE 3- TAXES ON INCOME (Continued)

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2011. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2013.

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, Legent Clearing, the clearing broker/dealer, extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. The Company is responsible for the failure of a customer to comply with the terms of its margin agreement with Legent. The Company is also responsible for monitoring required margin levels and collecting additional margin deposits when necessary to comply with regulatory and Legent's internal margin requirements.

NOTE 5- RELATED PARTY TRANSACTIONS

The Company leases office and storage facilities from its owner on a month-to-month basis at $1,500 and $4,000 per month, respectively. Rent expense was $56,000 for the year ended December 31, 2013. No amount was due to this related party at December 31, 2013.

NOTE 6- CASH DEPOSITED WITH CLEARING ORGANIZATION

The Company is required by Legent to maintain an escrow account in the amount of $50,094. If the agreement between the Company and Legent is terminated for any reason, Legent may deduct from the escrow account any amounts the Company owes Legent due to failure to meet any of its obligations under the agreement.

NOTE 7- PAYABLE TO BANK

The Company has a line of credit with the bank at an annual interest rate of 6.75% and a balance outstanding as of December 31, 2013 of $15,776.

CLAYTON, LOWELL & CONGER, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2013

CLAYTON, LOWELL CONGER, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

Total ownership equity from statement of financial condition	$ 1,324,506
Total nonallowable assets from statement of financial condition	(1,289,743)
Net capital before haircuts on securities positions	34,763
Haircuts on securities	$ -
Net capital	$ 34,763
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 50,248
Total aggregate indebtedness	$ 50,248
Percentage of aggregate indebtedness to net capital	144.5%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 3,350
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 29,763

CLAYTON, LOWELL CONGER, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBER 31, 2013

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED December 31, 2013	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT December 31, 2013
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 1,347,795	$ (23,289)	$ 1,324,506
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	1,307,273	(17,530)	1,289,743
Haircuts on securities	-	-	-
Total deductions	1,307,273	(17,530)	1,289,743
Net capital	$ 40,522	$ (5,759)	$ 34,763

SCHEDULE II

CLAYTON, LOWELL & CONGER, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2013

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

CLAYTON, LOWELL & CONGER, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2013

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

CLAYTON, LOWELL & CONGER, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

Clayton, Lowell & Conger, Inc., is exempt from the reserve requirements of Rule 15c3-3 under paragraph k(2)(ii) as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors of Clayton, Lowell & Conger, Inc.

In planning and performing our audit of the financial statements of Clayton, Lowell & Conger, Inc. as of and for the year ended December 31, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered Clayton, Lowell & Conger, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Clayton, Lowell & Conger, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Clayton, Lowell & Conger, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Clayton, Lowell & Conger, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Clayton, Lowell & Conger, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Clayton, Lowell & Conger, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Clayton, Lowell & Conger, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londondery, NH

February 24, 2014

CLAYTON, LOWELL & CONGER, INC.

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2013

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Clayton, Lowell & Conger, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Clayton, Lowell & Conger, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Clayton, Lowell & Conger, Inc.'s compliance with the applicable instructions of Form SIPC-7. Clayton, Lowell & Conger, Inc.'s management is responsible for Clayton, Lowell & Conger, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 24, 2014

CLAYTON, LOWELL & CONGER, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2013

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$ 4,481**
Less Payments Made:		
Date Paid	**Amount**	
08-05-13	**$2,500**	**(2,500)**
Interest on late payment(s)		
Total Assessment Balance and Interest Due		**$ 1,981**
Payment made with Form SIPC 7		**$1,981**

See Accountant's Report

CLAYTON, LOWELL & CONGER, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2013

Total revenue	**$ 1,913,408**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**0**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**119,098**
Net gain from securities in investment accounts	**0**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Other	**2,023**
Total deductions	**$ 121,121**
SIPC NET OPERATING REVENUES	**$ 1,792,287**
GENERAL ASSESSMENT @ .0025	**$ 4,481**

See Accountant's Report